FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Implement Successor Rate and Adjustment Spread dated 30 April 2021
Exhibit No. 2	Publication of Supplementary Reg Doc & Prospectus dated 04 May 2021
Exhibit No. 3	Publication of Supplementary Reg Doc & Prospectus dated 04 May 2021
Exhibit No. 4	Publication of Final Terms dated 07 May 2021
Exhibit No. 5	Publication of Final Terms dated 19 May 2021
Exhibit No. 6	Publication of Final Terms dated 25 May 2021
Exhibit No. 7	Publication of Final Terms dated 26 May 2021

Exhibit No. 1

NatWest Markets Plc

Notice of implementation of Successor Rate and Adjustment Spread in relation to

USD 5,000,000 Floating Rate Notes due January 2024 (XS1944307872)
and
USD 20,000,000 Floating Rate Notes due January 2024
(to be consolidated and form a single series with the USD 5,000,000 Floating Rate Notes due January 2024) (XS1944307872)

(together, the "Notes")

30 April 2021

On 27 April 2021, NatWest Markets Plc (the "Issuer") announced that it had determined that a "Benchmark Event" had occurred under the terms and conditions of the Notes (the "Announcement").

The Announcement set out the Independent Adviser's determination of the "Successor Rate" and "Adjustment Spread" in respect of the Notes, which are effective from the interest period commencing today, 30 April 2021. Subsequent to the Announcement, consistent with the timing requirements of Euroclear SA/NV and Clearstream Banking, S.A., the Independent Adviser has adjusted the length of the backward-shifted observation period from 2 business days to 5 business days.

On 29 April 2021, the Issuer executed the documentation to effect the implementation of the "Successor Rate" and "Adjustment Spread" in respect of the Notes.

Accordingly, interest on the Notes will be calculated on the basis of the Successor Rate plus the Adjustment Spread, and the original Margin. Interest will continue to be paid quarterly.

For further information please contact your usual NatWest Markets contact or:

NatWest Group Investor Relations
Paul Pybus
Head of Debt Investor Relations
+44 20 7672 1758

NatWest Group Media Relations

+44 131 523 4205

This announcement is not, and does not constitute or form any part of, an offer to sell or the solicitation, invitation or recommendation to purchase any securities of NatWest Markets plc. The securities discussed in this announcement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or other jurisdiction of the United States, and the securities may not be offered or sold in the United States or to, or for the account or benefit of, any "U.S. person" (within the meaning of Regulation S under the Securities Act) unless they have been registered under the Securities Act, or are offered or sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and any other applicable U.S. state securities laws or local securities laws.

Legal Entity Identifier
NatWest Markets Plc	RR3QWICWWIPCS8A4S074

Exhibit No. 2

NatWest Markets Plc

Publication of Supplementary Registration Document and Supplementary Prospectus

Each of the following supplementary registration document and supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Registration Document to the NatWest Markets Plc Registration Document, dated 4 May 2021.

Supplementary Prospectus to the (i) NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme; and (ii) NatWest Markets Plc US$10,000,000,000 US Medium-Term Note Programme, dated 4 May 2021.

To view the full document, please paste the following relevant URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5340X_1-2021-5-4.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5340X_2-2021-5-4.pdf

A copy of each of the above supplementary registration document and supplementary prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
NatWest Treasury DCM, Head of Documentation and Funding
Tel: +44 (0) 7385 366 760

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the supplementary registration document or the supplementary prospectus (and the registration document or the prospectus to which it relates, as applicable) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the registration document or the prospectus, as applicable) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the registration document and the supplementary registration document or the prospectus and the supplementary prospectus is not addressed. Prior to relying on the information contained in the registration document and the supplementary registration document or the prospectus and the supplementary prospectus you must ascertain from the registration document or the prospectus, as applicable, whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:

NatWest Markets Plc - RR3QWICWWIPCS8A4S074

Exhibit No. 3

NatWest Markets Plc

Publication of Supplementary Registration Document and Supplementary Prospectus

Each of the following supplementary registration document and supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Registration Document to the NatWest Markets Plc Registration Document, dated 4 May 2021.

Supplementary Prospectus to the (i) NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme; and (ii) NatWest Markets Plc US$10,000,000,000 US Medium-Term Note Programme, dated 4 May 2021.

To view the full document, please paste the following relevant URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5362X_1-2021-5-4.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5362X_2-2021-5-4.pdf

A copy of each of the above supplementary registration document and supplementary prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
NatWest Treasury DCM, Head of Documentation and Funding
Tel: +44 (0) 7385 366 760

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the supplementary registration document or the supplementary prospectus (and the registration document or the prospectus to which it relates, as applicable) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the registration document or the prospectus, as applicable) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the registration document and the supplementary registration document or the prospectus and the supplementary prospectus is not addressed. Prior to relying on the information contained in the registration document and the supplementary registration document or the prospectus and the supplementary prospectus you must ascertain from the registration document or the prospectus, as applicable, whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:

NatWest Markets Plc - RR3QWICWWIPCS8A4S074

Exhibit No. 4

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 6 May 2021 for NatWest Markets Plc ("NatWest Markets") for the $950,000,000 0.800% Senior Notes due 12 August 2024 (the "Fixed Rate Notes") issued under the US$10,000,000,000 US Medium-Term Note Programme of NatWest Markets (the "Programme").

Final Terms dated 6 May 2021 for NatWest Markets $300,000,000 Senior Floating Rate Notes due 12 August 2024 (the "Floating Rate Notes" together with the Fixed Rate Notes, the "Notes") issued under the Programme.

The Final Terms contains the final terms of the Notes and must be read in conjunction with the Registration Document dated 31 March 2021 and the Supplementary Registration Document dated 4 May 2021 (together the "Registration Document") which constitute a registration document for the purposes of Article 6(3) of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, and the Base Prospectus relating to the Programme dated 31 March 2021 and the Supplementary Prospectus dated 4 May 2021 (together the "Base Prospectus"), which constitute a base prospectus for the purpose of Article 23 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9603X_1-2021-5-7.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9603X_2-2021-5-7.pdf

Copies of the above Final Terms have been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender

Head of Documentation and Funding, NatWest

Tel: +44 (0) 207 085 5143

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Registration Document and the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

This announcement is not an offer of securities for sale in the United States. The securities discussed in this announcement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any state or other securities laws, and, subject to certain exceptions, may not be offered or sold, directly or indirectly, within the United States or to or for the account or benefit of US persons, as defined in Regulation S under the Securities Act ('Regulation S'). The Notes may be offered for sale only (i) in the United States, to qualified institutional buyers ('QIBs') within the meaning of, and in reliance on, Rule 144A under the Securities Act ('Rule 144A') or another available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act; or (ii) outside the United States, to non-US persons in reliance on, and in accordance with, Regulation S, in each case, in compliance with applicable laws and regulations.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Exhibit No. 5

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 18 May 2021 for NatWest Markets Plc ("NatWest Markets") for GBP 20,000,000 SONIA Floating Rate Notes due May 2023 (ISIN: XS2344848770) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 26 November 2020 and the supplemental Prospectuses dated 2 March 2021 and 4 May 2021 relating to the Programme (together, the "Prospectus"), which constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2067Z_1-2021-5-19.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
Head of Documentation and Funding
NatWest Treasury Markets
Tel: +44 20 7085 5143

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 6

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 25 May 2021 for NatWest Markets Plc ("NatWest Markets") for €200,000,000  Floating Rate Notes due May 2023 (ISIN: XS2346730174) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 26 November 2020 and the supplemental Prospectuses dated 2 March 2021 and 4 May 2021 relating to the Programme (together, the "Prospectus"), which constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7844Z_1-2021-5-25.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
Head of Documentation and Funding
NatWest Treasury Markets
Tel: +44 7385 366760

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 7

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 26 May 2021 for NatWest Markets Plc ("NatWest Markets") for USD 20,000,000  SOFR Floating Rate Notes due May 2026 (ISIN: XS2346987378) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the relevant Notes and must be read in conjunction with the prospectus dated 26 November 2020 and the supplemental Prospectuses dated 2 March 2021 and 4 May 2021 relating to the Programme (together, the "Prospectus"), which constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9511Z_1-2021-5-26.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Mark Anwender
Head of Documentation and Funding
NatWest Treasury Markets
Tel: +44 7385 366760

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 May 2021

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary